SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                            (Amendment No. 6)


                     CENTRAL NATURAL RESOURCES, INC.
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                            (Name of Issuer)


                              COMMON STOCK
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                     (Title of Class of Securities)


                              153141 10 6
                             -------------
                             (CUSIP Number)


                    Patrick J. Moran, 2803 Sackett Street
                       ---------------------------
                 Houston, TX 77098           (719)-759-1555
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              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              April 30, 2004
                        --------------------
      (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report to acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box.

Check the following box if a fee is being paid with the statement.

                            SCHEDULE 13D

CUSIP NO.: 153141 10 6

(1)  NAME OF REPORTING PERSON:
     Patrick J. Moran
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     S.S. ####-##-####
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) N/A

     (b) N/A

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS:

     AF, PF, 00 (Borrower)

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)   N/A

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION:
     U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

           (7)  SOLE VOTING POWER:         111,478

           (8)  SHARED VOTING POWER:       6,286

           (9)  SOLE DISPOSITIVE POWER:    111,478

           (10) SHARED DISPOSITIVE POWER:  6,286

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     117,764 shares

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

     N/A

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     23.7%
(14) TYPE OF REPORTING PERSON:IN

Item 1. Security and Issuer.

Common Stock of Central Natural Resources, Inc.
911 Main Street, Suite 1710
Kansas City, Missouri 64105

Item 2. Identity and Background.
(a) Patrick J. Moran
(b) 2803 Sackett Street, Houston, TX 77098
(c) President, Moran Resources Company, 2803 Sackett Street,
    Houston, TX 77098
(d) None
(e) None
(f) U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

20,000 shares of the Issuer's stock was purchased individually the Reporting Person with personal funds for the amount of $350,000. 10,000 shares were also purchased by the Reporting Person as Sole Truste for each of the Anna L.H. Moran Trust and the Genevieve H. Moran Trust. The Reporting Person has full voting and dispositive power as Trustee over each trust. Each trust provided $25,000 in cash and borrowed $150,000 each in the form of carry back financing from the seller of the stock.

Item 4. Purpose of Transaction.

The purchase of the securities is for the purpose of investment.
No other purpose is planned or contemplated.

Item 5.Interest in Securities of the Issuer.

(a) 117,764 shares (of which 4,250 shares are shares for which there is only a right to acquire) which represents a percentage of 23.7%

(b) Sole voting power: 111,478 (of which 4,250 shares are shares for which there is only a right to acquire);

     Shared voting power:      6,286
     Sole dispositive power:   111,478
     Shared dispositive Power: 6,286

J.P. Morgan Chase & Company, Attn: Marc Irvin, 600 Travis Street,
P.O. Box 2558, Houston, Texas 77253-8037 is a Co-Trustee with the
Reporting Person with respect to the voting and dispositive control under the Moran Employee Trust with respect to the identified 6,286 shares.

(c) On April 30, 2004, 40,000 shares of Issuer's common stock were purchased by Reporting Person as set forth in Item 3

(d)  N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

No contracts, arrangements, understandings or relationships with respect to the Issuer exists.

Item 7.  Material to be Filed as Exhibits.

         None

                        SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 14, 2004
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                          By:/s/Patrick J. Moran
                             --------------
                          Name:Patrick J. Moran